Corporativo | Interno ENVIRONMENTAL, SOCIAL AND CLIMATE RESPONSIBILITY POLICY (GLOBAL) Publication Date: 16.01.2024 1. PURPOSE The “Environmental, Social and Climate Responsibility Policy” (or “PRSAC” in Portuguese) sets out the principles, strategies and guidelines of an environmental, social, and climate nature to be observed in the performance of Itaú Unibanco’s business, activities and processes, as well as in its relationship with stakeholders. 2. TARGET AUDIENCE This Policy is applicable to the activities of Itaú Unibanco and its controlled companies. 3. INTRODUCTION As the institution that represents the conglomerate before the Central Bank of Brazil, Itaú’s vision is to be a leading institution in sustainable performance and customer satisfaction by creating value to be shared among all stakeholders, clear performance to ensure business continuity and compliance with laws and regulations. As a financial institution, Itaú influences decisions and guides financial flows through its products and services. Itaú’s commitment to sustainable development in the countries where it operates is in the essence of its activity and is translated into its sustainability strategy, which guides the integration of aspects of an environmental, social and climate nature into its business, and in the way it creates value for society through Positive Impact Commitments (sustainability strategy with public targets on the institution’s website), which pervade the entire organization and guide decision-making processes in its business, activities and processes. Adherence to this responsibility Policy is mandatory and guides a set of efforts of the entire organization towards compliance with these principles. 4. PRINCIPLES AND GUIDELINES This Policy establishes guidelines that, provided that the relevance and proportionality principles are observed, must guide the performance of Itaú’s business, activities and processes, as well as its relationship with stakeholders, taking the following natures into consideration: I. Regarding the social nature - Respect and protection of human rights by promoting diversity, equity and inclusion, preventing moral and sexual harassment, discrimination of any kind and work in degrading conditions in disagreement with legislation (child labor and forced or compulsory labor). - Promotion of equal opportunities for employees and value chain, as well as for the development of corporate leaders on diversity and human rights aspects. - Encouragement for the transformation of society in crucial fields for social development on topics such as education, employability, mobility, culture, health, sports, in conformity with the private social investment strategy. - Contribution to the reduction of social inequalities through support for historically vulnerable groups in society due to gender, race, age, sexual orientation, disability or regionality. - Support for entrepreneurship so as to increase social development and contribute to the financial inclusion and prosperity of micro, small and middle-market entrepreneurs based on access to financial products, tools and solutions that improve the management of businesses and expand their growth potential. - Ethical and transparent posture, with the availability of whistleblowing channels that are accessible and suitable for stakeholders to receive and check reports on suspected violations of integrity. - Respect for the regulatory environment and for competition conditions for a fair financial system that promotes the best sustainability practices in the industry. Corporativo | Interno II. Regarding the environmental nature - Seek to reduce any negative environmental impacts of direct operations, in addition to promote sustainable practices, by means of efficiency in the consumption and use of natural resources, proper management and disposal of waste and effluents generated in the bank’s activities and efficiency in energy use. - Management and minimization of negative environmental impacts arising from activities and value chain through continuous improvement processes, taking into consideration good environmental management practices and legal requirements. - Adoption of environmental and social risk and opportunity management that contributes to the conservation and sustainable use of resources and protection of Brazilian biodiversity. - Attention to compliance with applicable environmental legislation in processes. - Support for clients in the reduction of their environmental impacts by means of the products and services offered. - Investments in sustainable development projects in the most diverse economic sectors and, in particular, in the agribusiness industry. III. Regarding the climate nature - Incorporation of climate variables into the management of risks, as defined in the Environmental, Social and Climate Risks Policy (Global), in accordance with Resolution No. 4,557/17 of the National Monetary Council (CMN), as amended by CMN Resolution No. 4,943/21. - Measurement of scopes 1 and 2 greenhouse gas emissions and offset of own emissions. - Definition of financed emissions management strategy (scope 3) and implementation of a decarbonization plan to support the transition of businesses to a carbon-neutral economy. 5. GUIDELINES FOR RELATIONSHIPS WITH STAKEHOLDERS I) CLIENTS - Contribute to increase the access to financial products and services and offer tools and content that support healthier financial decisions. - By means of products and services, partnerships and investments, foster the development of people and companies through access to financial resources, tools and solutions that improve the management of businesses and increase their growth potential. - Encourage clients to develop environmental, social and climate responsibility practices. - Promote practices for the continuous improvement of accessibility, social inclusion, respect for human rights and diversity of clients. - Have suitability as an assumption in the sale of products and provision of services aimed at an increasingly sustainable economy. - Influence the sustainable development of people and companies by means of the business, whether through credit granting in industries with a positive impact on society, structuring ESG operations or products that support the economic climate transition, and have offers of responsible investment products that are always open for funding. II) EMPLOYEES - Offer to employees a healthy, accessible, inclusive and thriving workplace that generates well-being by adopting good development, training, health and safety practices. - Have Ombudsman’s Office procedures available to both guide and advise employees and address suspicions, complaints and claims of ethical misconduct and practices that are contrary to institutional Policies, such as moral or sexual harassment, discrimination, disrespect and interpersonal conflicts and conflicts of interest in the workplace. - Adopt clear and transparent compensation processes aimed at complying with the applicable regulation and the best national and international practices, as well as ensure consistency with this Policy. - Promote practices for the appreciation of diversity, equity and inclusion in the workplace. III) SUPPLIERS - Monitor the environmental, social and climate aspects for engaging and retaining suppliers in accordance with the principles of this Policy, as well as compliance by suppliers with applicable legislation. Corporativo | Interno - Engage suppliers to encourage the adoption of the best environmental, social and climate responsibility practices. IV) INVESTORS AND STOCKHOLDERS - Disclose financial and non-financial information in a simple and objective manner that allows investors and stockholders to assess the organization’s work and strategy, enabling them to make proper investment decisions. - Report, in an integrated, continuous and consistent way, significant environmental, social, climate and governance aspects. 6. MANAGEMENT OF PRINCIPLES AND GUIDELINES The impacted departments shall include in their respective internal procedures the means for the implementation of the guidelines established in this Policy, when applicable. We point out the processes required for the effective compliance with guidelines: - Establish governance processes for the proper management of the environmental, social and climate aspects with regular reporting in the proper forums, and monitor the application of the guidelines and actions aimed at the effectiveness of this Policy. - Establish the basic guidelines of the Environmental Management System, or any other system that may replace it, used in the certified administrative buildings to ensure compliance with the NBR ISO 14.001:2015 Standard, and adopt the best environmental management practices in such uncertified administrative buildings, branch network and technological centers. - Incorporate sustainability and environmental, social and climate responsibility criteria into the management of and decision on companies over which Itaú Unibanco holds partner rights and effective operational or corporate control. - Integrate sustainability and environmental, social and climate responsibility issues into the management of third-party resources and exercise the responsibility, as a supervisor, through the engagement of companies and participation in the meetings of investees. - Promote awareness among and education of employees on environmental, social and climate topics and the proper application of this Policy. - Disseminate good practices, strategy and environmental, social and climate content to our stakeholders; - Manage the environmental, social and climate risk as one of the many types of risk to which Itaú is exposed in operations, products and services. - Disclose this Policy on the institution’s website, as well as any implemented actions aimed at the effectiveness of PRSAC, the list of sensitive sectors and sectors subject to restrictions, the list of products and services offered that contribute positively to aspects of an Environmental, Social or Climate nature, and the list of pacts, agreements or voluntary commitments assumed, as set out in items II and III of Article 10 of CMN Resolution No. 4,945/21. 7. MAIN ROLES AND RESPONSIBILITIES The governance of the environmental, social and climate responsibility at Itaú Unibanco has forums and departments indicated below with the following roles and responsibilities, as follows: ▪ Board of Directors: It approves and reviews the Environmental, Social and Climate Responsibility Policy and ensures the adherence by the institution to the Policy and the actions aimed at its effectiveness and due corrections, as well as the compatibility with the other Policies established, and ensures that the compensation structure adopted by the institution does not encourage behavior incompatible with PRSAC, with support from the responsible department. ▪ Environmental, Social and Climate Responsibility Committee: It coordinates the activities with the Risk and Capital Management Committee (CGRC) and acts on the recommendations to the Board of Directors for the establishment and review of this Policy and, when required, it proposes recommendations for improvement of the actions implemented aimed at ensuring the effectiveness of PRSAC. ▪ Superior ESG Council: It ensures compliance with Itaú Unibanco’s Corporate Sustainability (ESG) Strategy in accordance with PRSAC, monitors the progress and evolution of main indicators, projects and processes of the Corporate Sustainability (ESG) agenda, both in the retail and wholesale segments, monitoring the bank’s work in view of the main ESG demands from the market, regulators and civil society, approving projects and resources Corporativo | Interno necessary for addressing any gaps that may compromise the effectiveness of the Environmental, Social and Climate Responsibility Policy and, when required, it submits proposals for improvement to the Environmental, Social and Climate Responsibility Committee and the Board of Directors. ▪ Officer in charge: Responsible for managing the Institutional Relations and Sustainability Office, they provide support and engage in the decision-making process in connection with the establishment and review of PRSAC, assisting the Board of Directors, implement actions aimed at the effectiveness of PRSAC, monitor and evaluate any implemented actions, improve the implemented actions alongside the business and support areas whenever any deficiencies are identified, carry out a proper and reliable disclosure of PRSAC-related information, and are responsible for notifying the Central Bank of Brazil in the case the officer assigned to these responsibilities is replaced. ▪ Institutional Relations and Sustainability Office: It is responsible for implementing and updating this Policy, as well as for developing and coordinating topics and processes related to environmental, social and climate responsibility, in accordance with the responsibilities determined in specific internal rules and in line with the business and support areas. ▪ Environmental and Social Legal Department: It provides support on specific legal topics and guidance on applicable legislation and rules. ▪ Risk Department: It identifies, assesses, measures, controls, monitors and reports, as well as internalizes the Environmental, Social and Climate Risks for Traditional Risks in the Policies and procedures. ▪ Operational Risk Office: Inserted in the second line, with a Dedicated Operational Risk role, it ensures the independent performance and integrity of the Internal Control Systems, being responsible for: i) supporting the first line in the management of operational risks; ii) developing and making available the methodologies, tools, systems, infrastructure and governance required to support the integrated management of Operational Risk and Internal Controls; iii) coordinating any Operational Risk and Internal Control activities alongside the Business and Support areas, being independent in the exercise of their functions, and iv) communicating risk notes concerning moderate and high risks. ▪ Products and Services Departments (Wholesale and Retail): They work on the development of opportunities with the potential to make a positive contribution to society, nature, climate, environmental restoration and conservation, as well as on providing transparent information to the market. ▪ Procurement Department: It continuously monitors suppliers with respect to environmental and social criteria and it may, should material facts be identified, suspend new contracts and ultimately terminate the existing ones at any time. ▪ Investor Relations Department: It publishes information to investors in accordance with the guidelines of this Policy and provides the documents listed by CMN Resolution No. 4,945/21 on the institution’s website. ▪ Compensation Department: It ensures that the compensation structure adopted by the institution does not encourage behaviors incompatible with this Policy. ▪ Endomarketing Department: It works on the dissemination of this Policy to employees and their engagement accordingly. ▪ Internal Audit: It checks, on an independent and regular basis, the adequacy of processes and procedures for adherence to the Environmental, Social and Climate Responsibility Policy, in accordance with the guidelines established in the Internal Audit Policy. ▪ Other departments of Itaú Unibanco: They monitor the adherence to the principles and guidelines of this Policy in the activities under their responsibility and management. They formalize, in their processes, Policies, procedures and/or manuals, the criteria that ensure adherence to the principles and guidelines of this Policy. 8. COMMUNICATION CHANNELS Any questions and suggestions related to this Policy and its application must be forwarded to email prsac@itau-unibanco.com.br. Public information on this Policy is available at the link https://www.itau.com.br/sustentabilidade/institucional/prsac/. Corporativo | Interno 9. APPROVAL AND REVIEW OF THIS POLICY The review process will be carried out according to guidelines established in the institution's internal procedure or upon the occurrence of events deemed material, through the approval from the Board of Directors based on recommendations of the Environmental, Social and Climate Responsibility Committee. 10. RELATED RULES - CMN Resolution No. 4,945/21, which provides for the Environmental, Social and Climate Responsibility Policy (PRSAC) and the actions aimed at its effectiveness. - CMN Resolution No. 4,557/17, as amended by CMN Resolution No. 4,943/21, which provides for the risk management structure, capital management structure and the information disclosure Policy. - SARB Regulation No. 014/2014 – Bank Self-Regulation (Brazilian Federation of Banks - FEBRABAN) – Creation and implementation of the Environmental and Social Responsibility Policy. - NBR ISO 14.001:2015 of the Brazilian Association of Technical Standards (ABNT) – Environmental Management System – Requirements for guidance and use. - SUSEP Circular No. 666 of June 27, 2022 – Sustainability requirements to be fulfilled by insurance and capitalization companies. 11. BODIES RESPONSIBLE FOR PREPARING THE DOCUMENT Prepared by: ESG STRATEGY DEPARTMENT Approved by: BOARD OF DIRECTORS Office in charge: INSTITUTIONAL RELATIONS AND SUSTAINABILITY OFFICE